Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Claude Resources Reports Second Quarter Results

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     Trading Symbols
     TSX - CRJ
     NYSE AMEX - CGR
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     SASKATOON, Aug. 7 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") today announced second quarter production results of 7,735 ounces of gold, a 33 percent decrease from the 11,531 produced during the same period in 2008. For the quarter ended June 30, 2009, the Company recorded a net loss of $3.9 million, or $0.04 per share. This compares to a net loss of $0.8 million, or $0.01 per share for the comparable period in 2008.
     Notwithstanding the production decline experienced in the second quarter, the Seabee Operation continued to benefit from strong average realized gold price during the first six months of 2009, resulting in a 14 percent increase in revenues period over period (2009 - $20.6 million; 2008 - $18.0 million).

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                                      Three Months ended     Six Months ended
                                      ----------------------------------------
     Financial Highlights               June 30  June 30    June 30   June 30
      (unaudited):                         2009     2008       2009      2008
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     Gold revenue (CDN $ millions)          9.1      9.8       20.6      18.0
     Cash flow from mining operations
      (CDN $ millions)                      2.2      1.7        6.0       3.5
     Net loss (CDN $ millions)            ($3.9)   ($0.8)     ($4.9)    ($0.3)
     Loss per share ($) - basic and
      diluted                             (0.04)   (0.01)     (0.05)    (0.00)
     Average realized gold price
      (CDN $ per oz./US $ per oz.)    1,075/921  915/906  1,114/923   918/912
     Total cash operating costs
      (CDN $ per oz./US $ per oz.)      813/696  750/743    789/654   740/735
     Working capital ($ millions)          12.0     19.1       12.0      19.1
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     Operations:

     At its Seabee Operation, Claude milled 51,284 tonnes of ore at a grade of
4.92 grams per tonne (Q2 2008 - 57,984 at a grade of 6.45 grams per tonne)
during the quarter ended June 30, 2009. Sales volume from the second quarter of 2009 was 8,453 ounces of gold compared to 10,751 ounces of gold sold during the second quarter of 2008, a decrease of 21 percent. Production and sales during the second quarter of 2009 were impacted by planned major maintenance of the Company's hoist and mill facilities at its Seabee Operation.
     During the second half of 2009, the Company expects production to be significantly higher with annual production forecasted to range between 46,000 and 48,000 ounces.

     Exploration:

     From the 10th level of the Madsen mine shaft, Claude continued its directionally-assisted underground drill program that was initiated in
December 2008. Drilling highlights from the second quarter include the completion of a fifth hole which intercepted 0.71 ounces per ton over 11.45 feet (including 1.81 ounces per ton over 4.0 feet). Shaft dewatering at the
Madsen Mine is below the 13th level and is ongoing. In order to further support and accelerate dewatering efforts, the Company has commissioned a new pump station on the 12th level and expects to be at the 16th level by the end of 2009.
     Claude's gold exploration efforts at Seabee Deep have also yielded impressive results, including 14.07 grams per tonne of gold over 3.2 metres true width.

     Outlook:

     "Despite a challenging second quarter, the Company continues to remain focused on its premier advanced exploration project at Madsen and on further development and operational improvements at its Seabee Camp," said Claude's
President and Chief Executive Officer, Neil McMillan. "The Company has
continued to experience positive exploration results from Madsen Deep and from
Seabee Deep. Furthermore, Claude is very enthusiastic with the recently completed major maintenance activities and further development of the higher grade 2c stope at our Seabee Operation which the Company anticipates will help reduce future operational risks."

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     During the remainder of 2009, the Company will continue to focus on:

     -  Advancing the underground and surface exploration drill programs at the Company's 100 percent owned Madsen exploration property with a continuation of the shaft dewatering program;
     -  Completing a National Instrument 43-101 resource estimate at Madsen;
     -  Seabee Mine/Deep exploration and development to increase or sustain reserves and resources at the Seabee Operation;
     -  Further development of satellite deposits at the Seabee Operation by continuing with an underground bulk sampling program at Porky West and, pending environment approval and permits, moving Santoy 8 towards commercial production; and
     -  Investing in capital projects and equipment to increase both production and productivity at the Seabee Camp.

     Qualified Persons:

     The disclosure of scientific and technical information regarding the following Claude properties in this news release were prepared by or under the supervision of the following qualified persons for the purpose of National
Instrument 43-101:

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     Qualified Person                                          Properties
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     Philip Ng, P.Eng., Vice President Operations              Seabee
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     Brian Skanderbeg, P.Geol., Vice President Exploration     Seabee, Madsen
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     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 850,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING STATEMENTS

     This Press Release may contain statements which constitute
'forward-looking', including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will",
"intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at .sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     A copy of Claude's Q2 2009 interim financial statements and notes
(unaudited) can be viewed www.clauderesources.com. Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at
www.sedar.com.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505 or Marc Lepage, Investor Relations,
Claude Resources Inc., Phone: (306) 668-7501, Email: ir(at)clauderesources.com,
Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 13:50e 07-AUG-09